AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

07027309

RECEIVED
SEP 24 2007
160

4 September 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy each of the Announcements dated 3 September 2007 in relation to the following for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) Re: Dissolution of a Subsidiary Company; and

2) Re: Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 issued by Bursa Malaysia Securities Berhad.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 10/17

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

General Announcement
Reference No **MM-070903-52217**

Submitting Merchant Bank	:	**AMINVESTMENT BANK BERHAD**
Company Name	:	**AMSTEEL CORPORATION BERHAD**
Stock Name	:	**AMSTEEL**
Date Announced	:	**03/09/2007**

Type	:	**Announcement**
Subject	:	**AMSTEEL CORPORATION BERHAD ("AMSTEEL" OR "COMPANY") MONTHLY ANNOUNCEMENT PURSUANT TO PARAGRAPH 3.1(B) OF THE AMENDED PRACTICE NOTE NO. 17/2005 ("PN17") ISSUED BY BURSA MALAYSIA SECURITIES BERHAD ("BURSA SECURITIES")**

Contents :

This announcement is dated 3 September 2007.

We refer to the following announcements of the Company:-

i) on 8 May 2006 in relation to the classification of the Company as an Affected Listed Issuer pursuant to PN17;

ii) on 26 February 2007 in relation to the notice to show cause on the de-listing of the securities of the Company;

iii) on 2 July 2007 in relation to Bursa Securities' decision to de-list the securities of the Company from the Official List of Bursa Securities at 9.00 a.m. on Thursday, 12 July 2007 (**"Decision"**);

iv) on 9 July 2007 in relation to the Company's submission of an appeal to Bursa Securities' Appeals Committee to re-consider the Decision; and

v) on 1 August 2007 in relation to the approval for a further extension of time from Bursa Securities until 30 September 2007 for the Company to make the requisite announcement of the Company's regularisation plan and 31 October 2007 to submit its regularisation plan to the Securities Commission and other relevant authorities for approval.

AmInvestment Bank Berhad, on behalf of the Board of Directors of Amsteel, hereby announce that the Company together with its advisers are still in discussion with the lenders of Amsteel Group to regularise its financial condition and will make the necessary announcements upon the finalisation of its regularisation plans.

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 03/09/2007 17:30:05
Submitted by AMSTEEL on 03/09/2007 17:31:19
Reference No AA-070903-42724

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
DISSOLUTION OF A SUBSIDIARY COMPANY

* **Contents :-**

The Board of Directors of Amsteel Corporation Berhad ("Amsteel" or the "Company") wishes to announce that Terunaraya Sdn Bhd ("Terunaraya"), a wholly-owned subsidiary of the Company, which had ceased operation, had on 31 May 2007 lodged with the Companies Commission of Malaysia the relevant statutory forms together with the Liquidator's Statement of Accounts in relation to the members' voluntary winding-up.

Pursuant to Section 272(5) of the Companies Act, 1965, Terunaraya was dissolved on 31 August 2007 ("Dissolution").

The Dissolution does not have any material impact on the earnings and net assets of the Amsteel Group.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

- 3 SEP 2007

END